EXHIBIT 16

Private & Confidential

21 May 2002

Mr Scott Richards

Vice President Commercial Operations Asia Pacific

FH Faulding & Co Limited

Salisbury

Dear Scott,

I have pleasure in confirming my offer for your appointment to the position of President, Europe/Middle East & Africa, as an Australian based expatriate under the following terms and conditions. This position will be located in the United Kingdom and you will report to Group General Manager, Pharmaceuticals.

Employer

Your contract of employment is with Mayne Group Limited ABN 56 004 073 410 (Mayne). As an employee of Mayne, you may be required to provide services to any company in the Mayne Group and all entities which are subsidiaries of Mayne.

Contract Terms

This contract shall take effect from 1 May 2002 and will supersede in its entirety your current employment contract and arrangements, which shall be deemed to have terminated by mutual consent as from 30 April 2002. However, for the purposes of service-related benefits of employment, your service with Mayne will be regarded as continuous from the 28 November 1988, the date you initially commenced employment with the Group or a related company.

Duties

Your responsibilities in this position are as outlined in the attached position description. You may however, be required to undertake other duties and responsibilities at a similar level from time to time in addition to or in substitution for all or any duties of the position. As a consequence, or for other reasons, your reporting responsibility and/or position title may also be altered from time to time. In this event, your remuneration and other benefits under this contract will not be altered without your consent, except to the extent that this contract permits.

Term of Assignment

This assignment is, depending upon specific business requirements, for a period of 3 to 5 years commencing from 1 May 2002. On completion of the assignment you will be relocated to Australia or to an alternative mutually agreed location.

United Kingdom Visas

This offer of employment is conditional upon you obtaining the visas necessary for you to take up employment in the United Kingdom over the proposed term of the assignment.

1 of 10

Remuneration

Your remuneration in this position will be based on an Australian Total Employment Cost (TEC) of $300,000 per annum. For the purposes of expatriate remuneration build up, your base salary will be $280,800 per annum, which represents the value of your TEC less Superannuation.

The nett value of your base salary is adjusted to account for the cost of living in the United Kingdom and the nature of expatriate secondments as set out in the attached Schedule A.

The effect of cost of living differentials and exchange rates on the remuneration paid in the United Kingdom is reviewed regularly using information from an international consultancy, Employment Conditions Abroad (ECA), as well as on any occasion of major changes in relativities.

Your next remuneration review will be in June 2003. Thereafter, your remuneration will be reviewed annually, usually in June, with any increase which may arise from each review being effective on 1 July. Mayne may alter the review and operative dates from time to time.

Short Term Incentive (Bonus)

You will be eligible to participate in the Mayne short term incentive scheme where a bonus of 20% of TEC may be awarded for the achievement of agreed target objectives, related to the success factors of the Group. For outstanding performance, a higher bonus to a maximum of 50% of TEC may be awarded. Your target performance and parameters will be agreed at the commencement of each measurement period.

Retention Bonus

Subject to you remaining in continuous employment with FH Faulding Pty Ltd as at 31 December 2002, you will be entitled to a retention bonus of $120,000 (less appropriate taxation). The payment will be made within 14 days of the qualifying date of 31 December 2002. Should your employment be terminated by the employer prior to 31 December 2002, other than for cause, you will be entitled to payment of the retention bonus within 14 days of the termination date.

Superannuation

You will remain a member of the FH Faulding Superannuation Fund.

Salary for Superannuation will be at the rate of 80% of TEC, and the Company will contribute to the Fund at the rate that applies to that fund.

Your leaving service benefit will be the accumulated benefit in accordance with the rules of the fund.

Re-assignment

You may be reassigned to another position from time to time. Such reassignment will only occur after consultation with you, particularly as to your career development and your own circumstances.

2 of 10

Termination of Employment

You may resign from your employment and terminate this contract by giving to Mayne no less than 3 months’ notice in writing. If you do so, Mayne is not obliged to provide you with duties during the notice period. In the event, you resign to join a competitor which operated principally in the generic pharmaceutical industry, Mayne reserves the right to require you to serve the notice period on an active or passive basis.

Similarly, Mayne may at any time, terminate your employment by giving no less than 3 months’ notice in writing or payment in lieu. Payment in lieu of notice will be at the rate equivalent to your TEC for the period of notice.

In the case of serious misconduct (including disclosure of confidential information or other serious or continuing breaches of this contract), Mayne may terminate your employment without notice. In this case, you will receive only accrued but untaken leave entitlements.

Retrenchment

If your employment is terminated on the grounds of redundancy, retrenchment benefits payable to you will accord with the terms of the retrenchment policy applicable to Mayne staff at that time, except that, the payment in respect of notice will be not less than the notice period provided above.

Mayne Group Policies

You will be required to comply with Mayne Group policies and procedures generally, as established and varied from time to time.

Confidentiality

It is agreed that, without limiting any express or implied obligation of confidentiality upon you under any statute (including the corporation law) you undertake that you will not divulge to any person or use any trade secrets or confidential information concerning the business, financial arrangements or any further information belonging to the Mayne, except with the written authority of the undersigned.

Confidential information includes any information (written or verbal) of a commercial, technical or financial type which is not publicly available.

Restriction on Activities

It is agreed that you will not during your employment with Mayne or within six months after cessation, either on your own account or for a jointly with any other person, or company, solicit interfere with or endeavour to entice away from Mayne or its subsidiaries any person firm or company who at any time within one year prior to the date on which you cease to be employed by the Company was a customer, or employee of, or in the habit of dealing with Mayne or any of its subsidiaries.

Applicable Law

This contract of employment will be governed by the law of the State of Victoria. Nothing in this paragraph is to be taken to exclude any other applicable legislation, either of a State or the Commonwealth.

3 of 10

Schedule of Transfer Conditions and Benefits

The employment benefits applicable to you in this position are recorded in the attached Schedule B.

Please note that the procedures and provisions of benefits are subject to review from time to time.

Attachments

The enclosed attachments to this letter form part of the terms and conditions of your contract of employment.

Acceptance

To signify your acceptance of this offer of employment under the conditions outlined above, please sign, date, and return the duplicate of this letter to me.

Yours sincerely,

ALAN M REID

Group General Manager, Pharmaceuticals

Att:	Expatriate Salary & Allowances	(Schedule A)
	Schedule of Transfer and Benefits	(Schedule B)
Position Description

I acknowledge having received and read this letter and each of its attachments, and I accept the offer of employment on the terms set out in this letter.

Scott Richards

Date: / /

4 of 10

Schedule A

EXPATRIATE SALARY & ALLOWANCES

Name	Scott Richards

Location	United Kingdom	Cost of living index	148.2

Marital status	M+2	Exchange rate	0.3666

Location factor	0%	Currency	UK Pounds

TEC	300,000	Effective Date	1-Apr-2002

SGC/company superannuation contribution percentage	19,200	Calculation Date	20-Mar-2002

Salary sacrifice for super contributions	N/A	Notes

Base remuneration for buildup	280,800

(TEC less company and salary sacrificed super)

Expatriate remuneration calculation

	$A		$A

Base remuneration	280,800

Hypothetical tax deduction (KPMG) [1]	123,568

Dependent rebate	1,452

Net remuneration	158,684

Spendable split (ECA)		Net spendable [2]	98,323

		Housings and savings	60,361

		Net remuneration	158,684

Cost of living allowance [3]	47,392

Location allowance [4]	0

Expatriate remuneration (pa)	206,076	Monthly	17,173

5 of 10

Remuneration split:

Host location (spendable) portion (as per policy clause 4.9)

In home currency	Net spendable plus cost of living allowance	145,715

Converted to host currency	UK Pounds	53,419

Home location portion

In home currency	Housing & savings plus location allowance	60,361

Notes:

1) Hypothetical tax calculation	Medicare levy of 1.5% assumed
Dependent rebate included in hypothetical tax deduction

2) Net Spendable	net remuneration x Aust.Bureau of statistics formula for family size.

3) Cost of living allowance formula	net spendable x (cost of living index-100)/100

4) Location allowance formula	base remuneration x location factor

Prepared by:	G. Wheelahan

Reviewed by:	J. Camer

Date approved:

6 of 10

Schedule B

SCHEDULE OF TRANSFER CONDITIONS AND BENEFITS

Name:	Scott Richards

Position:	President & Chief Operating Officer, Europe/Middle East & Africa

Date:	1 May 2002

These benefits apply subject to variation as advised in the covering letter. Full details of the benefits and conditions are available from the Group General Manager – Personnel.

Dependent Family

The provisions within this schedule and the expatriate remuneration are based on a dependent family consisting of 3 dependants.

RELOCATION

Travel

On commencement of the expatriation assignment you will be entitled to: -

•	Business class travel for you and your immediate family, via the most direct route available between Australia and the United Kingdom

Relocation Allowance

You will be entitled to a lump sum tax free relocation allowance equivalent to 1 month’s Superannuation salary, paid as nett, to cover the incidental costs of relocation at the commencement of your assignment.

LEAVE AND ASSOCIATED TRAVEL

Annual Leave

Annual leave credits will continue to accrue at the rate of 20 working days per annum. Any annual leave credit accumulated during the assignment shall be taken prior to return to Australia or paid out upon repatriation.

Leave Air Travel

You are entitled to one normal return Business Class Airfare from the United Kingdom to Australia for you and your immediate accompanying family for each full year of service in the United Kingdom.

Should you wish to travel to other destinations this is acceptable provided the total cost in any year does not exceed the equivalent to returning to Australia.

7 of 10

Sick Leave

Sick Leave will continue to accrue at the rate of 10 days per annum.

Discretion will apply to the payment of sick leave taken beyond the available credits.

Long Service Leave

Long Service Leave will continue to accrue under Australian conditions for the duration of this assignment.

Compassionate Leave

Whilst on assignment, in the event of death or serious illness of any immediate family member, on approval of the Group General Manager, Pharmaceuticals or his/her delegate, you (and your immediate accompanying family) will be entitled to compassionate leave and business class travel to Australia.

HOUSING AND BENEFITS

Housing

You will be entitled to furnished housing for the duration of your secondment in the United Kingdom, as approved by the Group General Manager, Pharmaceuticals.

Mayne will meet utility costs related to your accommodation.

Sale of Adelaide Residence

Mayne will reimburse the cost of advertising, agents fees and legal fees associated with the sale of your Adelaide residence.

Telephone

A house telephone will be provided in the United Kingdom. The company will reimburse rental charges and all calls.

Company Vehicle

You will be provided with an appropriate vehicle whilst in the United Kingdom, as approved by the Group General Manager, Pharmaceuticals. The Company will cover the cost of maintenance, registration, insurance and petrol; however, the payment of any fines incurred by yourself, or others you authorize to drive the vehicle, is your responsibility.

Children’s Education

Mayne will meet the cost of full-time education for your 2 children in the United Kingdom. Fees for extra-curricular activities will not be reimbursed.

Health Insurance

Mayne will provide health and evacuation cover for the duration of your secondment. Marsh Ltd, health cover brokers will provide you with full details of the cover.

8 of 10

Personal Tax Affairs

Whilst on assignment you will be subject to Mayne Tax Equalisation Policy. This policy ensures that your overall income tax liability on income you earn from Mayne during your assignment, including tax on expatriate benefits, is approximately the same as it would have been had the assignment not been undertaken. Tax equalisation will not apply to non-Mayne related income and Mayne will not meet any tax liabilities on any income derived outside of remuneration related to your employment.

To assist you to comply with both your home country and host country taxation filing obligations, Mayne will arrange and pay for pre-departure and post-arrival tax consultations with KPMG. The consultation will be restricted to personal taxation matters associated with the international secondment.

Mayne will meet the costs of completion and filing of taxation returns in the United Kingdom for the duration of the assignment. The company will also pay for the completion and filing of the first taxation return required in your new domicile after the assignment has concluded.

Club Membership

Subject to availability, Mayne will meet the cost of initial entry and annual subscription for one family membership of a sporting or social club for the duration of this assignment. Incidental non-business expenses associated with the club membership are your responsibility.

Contract and Entertainment Expenses

Contract and entertainment expenses, which are business related and of benefit to the company will be reimbursed through the process of claim and approval by the Group General Manager, Pharmaceuticals.

COMPLETION OF ASSIGNMENT

Travel

On completion of the expatriation assignment you will be entitled to: -

•	Business class travel for your and your immediate family, via the most direct route available between the United Kingdom and Australia.

Relocation Allowance

You will be entitled to a lump sum tax free relocation allowance equivalent to 1 month’s Superannuation salary, paid as nett, to cover the incidental costs of relocation upon completion of your assignment. This allowance is not available should you resign prior to the end of the assignment or be dismissed for reasons of misconduct.

Transportation of Personal Effects

Mayne will meet the cost of:

•	Removal of household effects, including packing, transport and insurance, to a maximum of one full container load.

•	Transport by air of clothes and personal items required on an ongoing basis.

•	Continuing storage of household items for a maximum of 60 days after arriving in the home location.

9 of 10

Temporary Living Expenses

You may be reimbursed for temporary living expenses for yourself and your immediate family, such as accommodation, laundry and meals, for up to three days before departure from the United Kingdom and to a maximum of 30 days on arrival in Australia.

Housing

Reimbursement of costs associated with the purchase of a house or return to Australia (or elsewhere if agreed). Costs covered would be:

•	Legal fees for purchase contract (including Title search)

•	Stamp Duty

Repatriation

Should you be dismissed for reasons other than misconduct Mayne will meet the costs of repatriation to Australia. In this instance air travel will be Economy Class.

Mayne will not meet the cost of repatriation should you resign prior to the end of the assignment.

* * * * * *

10 of 10